Exhibit 99
(1)	Shares owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina limited partnership in which Mr. Sykes is the sole limited partner and the sole shareholder of the limited partnership's sole general partner. Includes shares transferred to Jopar that previously were held by a Seven Year Grantor Retained Annuity Trust and a Twelve Year Grantor Retained Annuity Trust of which reporting person was the grantor.

(2)		The reporting person disclaims beneficial ownership of such shares.
(3)	Grant of stock options to the reporting person pursuant to the Company's 2001 Equity Incentive Plan. 250,000 of these options vested and became exercisable on the grant date and the remaining 1,000,000 vested and became exercisable in increments of 250,000 options upon satisfaction of certain performance objectives as of April 23, 2002, July 29, 2002, October 28, 2002, and February 10, 2003.

(4)		These transactions were effected pursuant to Rule 10b5-1 trading plan adopted by reporting person on December 2, 2003.
(5)	On December 2, 2003, the Reporting Person entered into a Prepaid Forward Agreement (the "Forward Agreement") relating to the forward sale of up to 1.15 million shares of common stock in three tranches. In connection with the second tranche to be executed pursuant to the Forward Agreement, on January 22, 23, 26, and 27, 2004, the counterparty to the Forward Agreement sold 160,000 shares of common stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended, at a weighted-average per share price equal to $9.2856 (the "Floor Price"). The terms of the second tranche provide that three business days after December 9, 2004 (the "Maturity Date"), the Reporting Person will deliver to the counterparty to the Forward Agreement a number of shares of common stock (or, at the election of the Reporting Person, the cash equivalent of such shares) based on the following:

(a)	if the price per share of common stock, determined in accordance with the terms of the tranche, for the Maturity Date (the"Final Price") is equal to or less than the Floor Price, the Reporting Person will deliver 160,000 shares;

	(b)	if the Final Price is greater than the Floor Price but less than $10.6784 (the "Cap Price"), the Reporting Person will deliver a number of shares equal to Floor Price/Final Price x 160,000;
(c)	if the Final Price is equal to or greater than the Cap Price, the Reporting Person will deliver a number of shares equal to the product of (i) 160,000 x (ii) the sum of (Floor Price/Final Price) + (Final Price-Cap Price/Final Price).

In consideration of the second tranche of the Forward Agreement, the Reporting Person received $1,377,240.19.